Exhibit 12.1

Regency Energy Partners LP

Ratio of Earnings to Fixed Charges

(in thousands, except for ratio amounts)

(Unaudited)

	Successor	Predecessor
	Three Month Period ended March 31, 2011	Three Month Period ended March 31, 2010
Fixed charges:
Interest expense, net	$20,007	$20,482
Capitalized interest	457	401
Interest charges included in rental expense (c)	203	177
Distributions to the Series A Convertible Redeemable Preferred Units	1,945	—
Accretion of the Series A Convertible Redeemable Preferred Units	48	55

Total fixed charges (a)	$22,660	$21,115

Earnings:
Income from continuing operations before income taxes	$14,273	$783
Less:
Income from unconsolidated subsidiaries	23,808	7,913
Capitalized interest	457	401
Noncontrolling interests	231	162
Add:
Distributed income from unconsolidated subsidiaries	25,270	3,526
Fixed charges	22,660	21,115
Amortization of capitalized interest	142	113

Total earnings available for fixed charges (b)	$37,849	$17,061

Ratio of earnings to fixed charges (b)/(a) (1)	1.67	—

(1) Earnings were insufficient to cover fixed charges by:	$—	$4,054
(c) Amount approximates reasonable interest expense included within operating lease payments.